File No. 70-8427

                   SECURITIES AND EXCHANGE COMMISSION
                         450 FIFTH STREET, N.W.
                        WASHINGTON, D. C.  20549
               __________________________________________
                     POST-EFFECTIVE AMENDMENT NO. 4
                                   TO
                    FORM U-1 APPLICATION-DECLARATION
                                  UNDER
             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              ____________________________________________
                              Cinergy Corp.
                         139 East Fourth Street
                         Cincinnati, Ohio  45202
                 (Name of company filing this statement
               and address of principal executive offices)

                              Cinergy Corp.
             (Name of top registered holding company parent)

                           William L. Sheafer
                      Vice President and Treasurer
                              Cinergy Corp.
                             (address above)


(Name and address of agent of service)

Applicant requests that the Commission send copies of all notices, orders and communications in connection herewith to:

  Jerome A. Vennemann                William T. Baker, Jr.
  Associate General Counsel          Thelen Reid & Priest LLP
  Cinergy Corp.                      40 West 57th Street
  (address above)                    New York, New York  10019

The Application-Declaration in this proceeding, as previously amended by Post-Effective Amendments Nos. 1, 2 and 3, filed on October 17, 1997, February 6, 1998, and July 21, 1998, respectively (as so amended, the "Application") is further amended solely to the extent provided below.

1.   The third and fourth paragraphs of Item 1.A, "Requested
Authorization," are restated in their entirety to read as set forth below; the fifth paragraph of Item 1.A is deleted.

          Prior to the three-year expiration date, Cinergy submitted a filing addressing the retainability of the remaining nonutility properties and requesting a one-year extension in the pending reservation of jurisdiction over the gas properties.

          Cinergy now supersedes that earlier filing with the instant filing. In this filing, Cinergy requests a release of the jurisdiction reserved in the Merger Order and authority to retain the gas properties of CG&E. Pending completion of the record, Cinergy requests that the Commission continue to reserve jurisdiction over the remaining nonutility interests (as described in Item 1.C.1).

2. Item 1.C.1 ("1994 Nonutility Interests of CG&E and PSI/Requested Action") is amended by deleting the third paragraph thereof
     (which begins with the clause, "In addition, with regard to the limited partnership investments in Blue Chip Opportunity Fund,L.P. and CID Equity Capital III,L.P.,") in its entirety.

3.   Item 1.C. 3.g ("Status of 1994 Nonutility Interests/CG&E
     Nonutility Interests:  Good Citizen' Limited Partnership
     Investments") is amended by deleting the fourth paragraph thereof and restating the fifth paragraph so that it reads in its entirety as follows:

          Any further investments by CG&E or any associate company in any of the funds described above would only be made pursuant to a separate order or orders from the Commission or as permitted by rule 40(a)(5).

4.   Item 1.C.3.t ("Status of 1994 Nonutility Interests/PSI Nonutility
     Interests: Good Citizen' Limited Partnership Investments") is amended by deleting the eighth paragraph thereof and restating the ninth paragraph so that it reads in its entirety as follows:

          Any further investments by PSI or any associate company in any of the funds described above would only be made pursuant to a separate order or orders from the Commission or as permitted by rule 40(a)(5).

5. Item 1.D, "Rule 54 Analysis," is restated in its entirety to read as follows:

          Rule 54 provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if the conditions of rule 53(a), (b) and (c) are satisfied.

          Cinergy currently does not meet the conditions of rule 53(a). At March 31, 1998, Cinergy's "aggregate investment," as defined in rule 53(a)(1), in EWGs and FUCOs was approximately $546 million. This amount equals approximately 56% of Cinergy's "consolidated retained earnings," also as defined in rule 53(a)(1)
          (approximately $977 million), which exceeds the 50% "safe harbor"
           limitation contained in rule 53(a).  By order   dated March 23,
          1998 (HCAR No. 26848) ("100% Order"), t  he Commission authorized
          Cinergy to increase its total investments in EWGs and FUCOs to
          100% of consolidated retained   earnings.  Accordingly, although
          Cinergy's aggregate investment exceeds the 50% safe harbor, such additional level of investment is expressly permitted under the 100% Order.




          At September 30, 1997, the most recent period for which financial statement information was evaluated in the 100% Order, Cinergy's consolidated capitalization consisted of 44.1% equity and 55.9% debt; at such date, Cinergy's pro forma consolidated capitalization, taking into account the entire amount of non-recourse debt allocable to Cinergy's ownership interest in EWGs and FUCOs (i.e., $949 million) was 38.2% equity and 61.8% debt. As shown in Item J filed herewith, Cinergy's pro forma consolidated capitalization at March 31, 1998 consisted of 44% equity and 56% debt; also as shown in Exhibit J, even if the entire amount of non-recourse debt allocable to Cinergy's ownership interest in EWGs and FUCOs were consolidated (i.e., $1.2 billion), equity would still comprise 36.9% of the overall capital structure. The proposed transactions would have no effect on the foregoing capitalization ratios.

          With respect to earnings, the 100% Order stated that Cinergy did not report a full-year op era ting loss attributable to its investments in EWGs and FUCOs for any year 1992 through 1996. That order also stated that Midlands Electricity plc ("Midlands"), a FUCO in the United Kingdom in which Cinergy has a 50% ownership interest, recorded a one-time extraordinary charge in the third quarter of 1997 as a result of a windfall profits tax imposed by the authorities in the United Kingdom, of which $109 million was allocable to Cinergy. However, the 100% Order noted that Midland's credit ratings by Standard and Poor's remained unchanged following the charge. Since the date of the 100% Order, Cinergy's investments in EWGs and FUCOs have continued to make a positive contribution to Cinergy's earnings.

          With respect to the remaining conditions of rule 54, Cinergy has complied and will continue to comply with the record-keeping requirements of rule 53(a)(2), the limitation under rule 53(a)(3) on the use of operating company personnel in rendering services to EWGs and FUCOs, and the requirements of rule 53(a)(4) concerning submission of specified filings under the Act to retail rate regulatory agencies. In addition, none of the conditions in rule 53(b) has occurred.

6. The existing text under Item 4 ("Regulatory Approval") is deleted in its entirety and replaced by the following:

          No state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions, except as noted in the Merger Order.

7. The following exhibit is filed herewith: Exhibit J/Pro Forma Capitalization at March 31, 1998.

                              SIGNATURE

     Pursuant to the requirements of the Act, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: October 30, 1998

                                     CINERGY CORP.
                                     By: /s/ Jerome A. Vennemann
                                     Assistant Secretary

                                ENDNOTES

/1/ See quarterly rule 24 certificates filed in File No. 70-9011.